

May 31, 2011

Mr. Richard Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
Cleveland, OH 44114-2584

> **Re:** **Eaton Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Definitive Proxy Statement of Schedule 14A filed March 18, 2011**
> **File No. 1-1396**

Dear Mr. Fearon:

We have reviewed your supplemental response dated May 17, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p style="text-align:center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</p>

Consolidated Financial Statements

Note 7 – Commitments and Contingencies, page 36

1. We note your response to comment five from our letter dated April 19, 2011 regarding the matter of Raysul V. Saturnia. Please show us how you will revise your future filings to disclose the amount of reasonably possible losses in excess of amounts accrued, indicate that there are no such reasonably possible losses, or disclose that you are unable to estimate a range of additional losses.

2. We note your response to comment seven from our letter dated April 19, 2011 in which you indicate that you do not expect any reasonably possible losses to exceed the recognized liability by an amount that would have a "material adverse effect" on your financial position, results of operations or cash flows. Please confirm that you do not expect reasonably possible additional losses associated with environmental contingencies to have a "material" impact on your financial statements. If so, please revise your future filings to remove the word "adverse" from your disclosure as "material adverse effect" implies a different assessment of materiality than that described in SAB Topic 1.M.

Note 8 – Income Taxes, page 37

3. We note your response to comment nine from our letter dated April 19, 2011. While we understand that there are various levels of appeal available to you and that you intend to pursue these appeals where necessary over the next several years, it is unclear how you have determined that it is not at least reasonably possible that you may have some risk of loss associated with this matter. Furthermore, it is also unclear why you have not disclosed the jurisdiction involved and the general nature of the assessment as provided in your response. It appears that the amounts assessed by the Brazilian government would be material to your financial statements. Therefore, please supplementally explain to us in detail how you have determined that disclosure of the amounts assessed are not material to an investor's understanding of this matter or provide us supplementally with the enhanced disclosures you will include in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Changes in Financial Condition, page 58

4. We note your response to comment 11 from our letter dated April 19, 2011. Considering the large amount of consolidated cash and short-term investments that resided in non-U.S. locations at December 31, 2010 we believe that disclosure of this information, along with an indication that you do not intend to repatriate any significant amounts of cash to the U.S. for the foreseeable future would enhance investors understanding of the liquidity resources that are readily available to you both in the U.S. and internationally. Please show us how you will revise your future filings accordingly.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief